Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action that you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent advisor authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Abcam plc shares, please send this document, together with the accompanying documents (but not the personalised Form of Proxy), as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

In light of current COVID-19 related restrictions and Government guidance, shareholders are encouraged to complete and submit a Proxy Form appointing the chairman of the meeting in accordance with the instructions printed on the enclosed form to ensure that their vote on the matters to be considered at the General Meeting is counted. The Proxy Form must be received not less than 48 hours before the time of the holding of the General Meeting (ie, by 2.00 pm on Tuesday 29 June 2021).

For you to be able to attend and vote at the meeting, your ownership of shares must be registered at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA by 6.30pm on Tuesday 29 June 2021.

Notice of General Meeting

and

Revised Directors’ Remuneration Policy and new Profitable Growth Incentive Plan

A notice convening a General Meeting of Abcam plc is set out on pages 9 to 11 of this document.

The General Meeting will be held on

1 July 2021 at 2.00 pm at

Discovery Drive

Cambridge Biomedical Campus

Cambridge CB2 0AX

Registered and head office

Directors

Peter Allen (Chairman)

Alan Hirzel (Chief Executive Officer)

Michael Baldock (Chief Financial Officer)

Mara Aspinall (Non-Executive Director)

Giles Kerr (Senior Independent Director)

Mark Capone (Non-Executive Director)

Bessie Lee (Non-Executive Director)

Abcam plc Discovery Drive Cambridge Biomedical Campus Cambridge CB2 0AX

Dear shareholder

I am pleased to enclose the Notice of Meeting for a General Meeting of Abcam plc which is set out on pages 9 to 11 of this document. The General Meeting will be held on Thursday 1 July 2021 at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX at 2.00 pm.

The General Meeting will consider a revised Directors’ Remuneration Policy, including a new Profitable Growth Incentive Plan, and renewal of authorities to allot shares and disapply pre-emption rights.

Purpose of the Meeting

Following the announcement on 2 June 2021 that Abcam has changed its accounting reference date from 30 June to 31 December, its next annual report and accounts will cover the 18-month period ending on 31 December 2021. Due to the change of accounting reference date, Abcam’s next Annual General Meeting will not take place until spring 2022. As there will no longer be an Annual General Meeting in calendar year 2021, we are convening this General Meeting to give shareholders the opportunity to approve a new directors’ remuneration policy (the “2021 Remuneration Policy”) and a new 2021 Profitable Growth Incentive Plan (the “2021 PGIP”), in line with their proposed effective date of 1 July 2021.

We are also using this General Meeting as an opportunity to seek to renew certain authorities relating to the allotment of shares and disapplication of pre-emption rights that would otherwise expire before the next Annual General Meeting in spring 2022.

Background

The existing Directors’ Remuneration Policy (the “2018 Remuneration Policy”) was approved by shareholders at the Annual General Meeting held in November 2018 and will expire in 2021. In the 2020 Remuneration Committee Report, the Remuneration Committee announced that it intended to carry out a review of Abcam’s remuneration policies, including consulting with shareholders, to ensure that alignment of remuneration practices with Abcam’s strategy was optimised. The Remuneration Committee indicated it would propose a new remuneration policy for shareholder approval. The 2021 Remuneration Policy is set out in Appendix 1 to this circular and we set out in the following pages how the Remuneration Committee arrived at the 2021 Remuneration Policy.

The Remuneration Committee believes it is important that Abcam’s remuneration structure continues to retain and motivate not just the executive team, but Abcam’s entire leadership team through the next phase of its growth. We are therefore proposing the inclusion of the new 2021 PGIP within the 2021 Remuneration Policy.

Due to the technical requirements of the Companies Act 2006, we will also be required to put the 2021 Remuneration Policy for approval at the next Annual General Meeting in spring 2022 but we believe it is important to obtain shareholder approval for the 2021 Remuneration Policy in advance of it being implemented.

Shareholder consultation

We initially consulted with shareholders on executive remuneration in October 2020. The feedback from this consultation was very supportive of developing a new incentive scheme that aligned with the new five year growth strategy (the “2024 Strategy”), which was discussed with shareholders and agreed between the Board and executive team and announced in 2019.

Following this initial consultation, in spring 2021 we contacted twenty-two of Abcam’s largest shareholders with a holding over 1% of the Company, owning over 72% of Abcam’s shares in aggregate, to participate in a further consultation on the details of the plan. We would like to thank all those who took part in the consultation for their constructive engagement.

The Remuneration Committee considered the feedback and views expressed by those shareholders who engaged with us on the structure of the Profitable Growth Incentive Plan and made changes to the original proposals as a result. At the end of this process, of the shareholders consulted, eighteen had indicated support for the 2021 PGIP, representing over 90% of the total shares held by those shareholders who engaged with us (and approximately 60% of the total issued share capital of the Company).

Importantly, there was widespread support from shareholders for the approach and over-arching objective of the plan to align the Executive Directors and leadership team’s long-term incentives with the delivery of the 2024 Strategy. There was also broad recognition that, as an increasingly global business, to sustain its future success Abcam must be able to effectively compete for and retain talent in a global marketplace, in particular when competing against US listed life science and healthcare companies.

The Remuneration Committee is committed to maintaining an open and transparent dialogue with shareholders and will continue to meet regularly with them to understand their views on our remuneration arrangements going forward.

Background to the Proposals

Maintaining focus on long-term value creation

Since 2014, under the CEO’s current tenure, Abcam has had significant success in creating value for its stakeholders. During this time Abcam has developed into one of the top life sciences firms and a respected, global leader in its field. As of FY2020, this included:

•

Delivering over 120% growth in revenue, 80% growth in EPS (EPS growth for 5 year period from FY2014 to FY2019 (excludes the impact of the COVID-19 pandemic and major investment in 2020) and, as of 28 May 2021, creating over £2 billion in shareholder value, more than tripling the market capitalisation of the Company (see chart below);

•	Attaining the #1 position for research antibody citations globally, gaining over 10% points of citation share since 2013 (source CiteAb);

•	Delivering Abcam’s highest ever customer product satisfaction rates in 2020; and

•

Investing substantially in its future – increasing headcount by over 125% to over 1,600, with our employee net promotor score reaching an all-time high in 2020, as well as receiving recognition from Glassdoor as the 3rd best employer in the UK and second highest rated CEO during the COVID-19 pandemic.

This progress is the culmination of over five years of work that was initiated in 2014. Building on this success, in September 2019 the Board and executive team agreed and announced the 2024 Strategy with the ambition to once again approximately double Abcam’s revenue (from £260 million in FY2019 to £450 to £500 million in the year to June 2024 (subsequently revised to £425 million to £500 million in the year to December 2024 to reflect the impact of the COVID-19 pandemic).

Source: Reuters CapIQ

1.	Calculation based on the average daily closing price from 1 January 2014 to 31 December 2014 to the average daily closing price from 1 January 2021 to 28 May 2021 in local currency

2.

Life Science Tools & Diagnostic (“LST & Dx”) peer composite is a market cap weighted index comprising the following companies: Bio-Rad Laboratories, Bio-Techne, Danaher, Becton Dickinson and Co, Thermo Fisher, PerkinElmer, Avantor, Illumina, Maravai LifeSciences, NanoString Technologies, Quanterix, Adaptive Biotechnologies, Berkeley Lights, Twist , Bioscience, Guardant Health, 10X Genomics, QIAGEN, Bruker, Luminex, Waters, Agilent Technologies

Alignment for the future

The Board believes that over the remaining term of the 2024 Strategy, to December 2024, an approach to remuneration should be adopted that aligns the Executive Directors and the entire leadership team as closely as possible to the delivery of the 2024 Strategy, with the emphasis on driving long-term sustainable shareholder value creation.

The Board has concluded that over this next period, a Profitable Growth Incentive Plan that awards conditional shares subject to ambitious revenue growth targets whilst maintaining Abcam’s strong returns on capital is the most effective way to create strong executive and shareholder alignment.

2021 Directors’ Remuneration Policy

The 2021 Remuneration Policy is proposed for shareholder approval at the General Meeting on Thursday 1 July 2021.

Subject to approval, the 2021 Remuneration Policy will take formal effect from the conclusion of the General Meeting.

Key differences between the current and proposed policies are as follows:

•	Introduction of the Abcam 2021 PGIP;

•	Resulting amendments to reflect the inclusion of the 2021 PGIP;

•	Amendments to reflect the change in the Company’s accounting reference date from 30 June to 31 December;

•

Amendment of the policy table in respect of the LTIP, to reflect that subject to the adoption of the 2021 Remuneration Policy, no further LTIP awards will be made to existing Executive Directors during the life of the Policy. However, outstanding awards under the LTIP may be satisfied in accordance with their terms and the relevant directors’ remuneration policy in place when they were granted. The LTIP may also be used for future new hires or in respect of buy-out awards on recruitment, where applicable.

The current Directors’ Remuneration Policy is available to view on the Company’s website at www.abcamplc.com.

Approval of the 2021 Remuneration Policy is conditional on the 2021 PGIP also being approved.

Introduction of the 2021 Profitable Growth Incentive Plan (“2021 PGIP”)

The 2021 PGIP is an equity-based remuneration scheme which will grant conditional share awards intended to incentivise Executive Directors and all of Abcam’s senior leaders to deliver its revenue growth ambition by the end of 2024, underpinned by Return on Capital Employed (“ROCE”).

Alignment to 2024 Strategy

Equity ownership is fundamental to our approach to remuneration which we believe can drive the right long-term behaviour and alignment with stakeholders’ interests in Abcam’s sustainable long-term profitable growth.

Accordingly, the Remuneration Committee considers that the 2021 PGIP is the best structure to create long-term alignment between delivery of the 2024 Strategy, Executive Director and senior leader remuneration and the interests of shareholders. It is directly aligned to the externally communicated revenue targets of the 2024 Strategy.

During FY2020 the Group initiated the 2024 Strategy and related programme of investments across the business, focused on sustaining long-term top-line growth whilst driving attractive margin and returns. COVID-19 brought in a level of uncertainty with respect to the outlook, however Abcam’s investment plans have remained unchanged and Abcam retains ambitious sales targets of achieving reported revenue of £425 million to £500 million for the year to 31 December 2024. Abcam also retains an ambition of achieving adjusted operating margins of above 30% and Return on Capital Employed of over 18%.

The Remuneration Committee strongly believes that the ability of the Executive Directors and senior leaders to achieve the revenue performance measure and ROCE underpin set out below will be driven by the successful execution of the 2024 Strategy, including above-market revenue growth, expanding into related markets, scaling the Group’s operations and supplementing organic growth with acquisitions.

Plan Participants and Total Size

It is anticipated that the 2021 PGIP would cover approximately 80 colleagues, including the CEO, CFO, Executive Leadership Team (“ELT”) and approximately 75 additional senior leaders who are critical for the delivery of the 2024 Strategy. The 2021 PGIP may also be used for future new hires.

Alongside the 2021 PGIP, the Remuneration Committee is currently working on the plans for the successor to our multi-award winning all employee share plan (excluding the Executive Directors) (“AbShare”) which was launched in 2018 and is due to mature in November 2021. Currently over 90% of global employees are members of this plan. Further details of how we will be further rewarding our wider group of employees will be communicated in due course.

Participants of the 2021 PGIP will not be entitled to participate in the successor to the AbShare scheme, or any other long-term incentive plans (other than the deferred share elements of the Annual Bonus Plan) over the life of the policy. Current LTIP arrangements will be left to vest under the existing performance conditions and plan terms. The LTIP may also be used for future new hires or in respect of buy-out awards on recruitment, where applicable.

Based on the proposed awards, at Maximum performance the 2021 PGIP would award participants up to a total of 6,348,935 ordinary shares in aggregate (being equivalent to 2.80% of Abcam’s issued share capital as at the date of this circular).

Performance Condition and Underpin

The 2021 PGIP has a performance condition of organic revenue growth, which is aligned to the 2024 Strategy. This will be calculated on a Constant Exchange Rate (CER) basis, using exchange rates set on 1 July 2021 with reference to the Reported Rates used for the 12 months to 30 June 2021, and the outcome will be measured via the audited accounts of the financial year ending December 2024. Vesting will start at a Threshold level of £425 million, rising to a Target level of £465 million and to a Maximum of £500 million. Revenues above Maximum performance will not be directly rewarded, save for participants benefiting in future appreciation in the value of Abcam shares.

The 2024 Strategy includes making targeted acquisitions. However, for the purposes of the 2021 PGIP, acquired revenue will not contribute towards achieving the revenue target. Instead, recurring revenue acquired from acquisitions (ie, for the preceding 12 months prior to acquisition) will be incorporated into the 2024 revenue targets, which would be adjusted upwards in line with the acquired revenue.

To ensure that only profitable growth is rewarded, revenue targets will be supported by a Return on Capital Employed (“ROCE”) underpin of 12.5%. Performance will be calculated as at 31 December 2024 based on the average capital employed over the preceding 12 months period, using the calculation of Return on Capital Employed as defined in the 2020 Annual Report & Accounts, namely dividing adjusted operating profit by total capital employed, where total capital employed is calculated by subtracting the Group’s current liabilities from its total assets.

If the awards under the 2021 PGIP are to vest both the Threshold revenue performance measure and the ROCE performance underpin must be met. Failure to achieve both these measures will see the awards lapse in full. In accordance with the UK Corporate Governance Code, the Remuneration Committee will have full discretion to overrule any formulaic outcome and adjust downwards, taking into account the underlying performance of the business, as it sees fit.

Other features

The 2021 PGIP contains other important safeguarding features:

•	Cap – Awards vesting will be subject to an overall monetary cap, based on a value of three times the initial value of the award (see below).

•

Downward discretion - the Board may reduce (including by reducing to nil) the extent to which an award vests, if it considers that the vesting level does not reflect the underlying financial or non-financial performance of the participant or the Group, the vesting level is not appropriate in the context of circumstances that were unexpected or unforeseen when the award was granted, or if there exists any other reason why an adjustment is appropriate.

•

Recovery provisions – malus and claw back provisions will also apply in a wide range of circumstances, including material corporate failure, serious reputational damage, and material failure of risk management.

2021 PGIP Allocation

The table below illustrates the number of shares that would be allocated to individual participants at Threshold, Target and Maximum performance levels. Unless constrained by the monetary cap at vesting, the maximum number of shares that would be allocated to the CEO and CFO will be equivalent to 0.6% and 0.3%, respectively, of Abcam’s issued share capital at grant. To provide flexibility to make awards to future new hires, the aggregate maximum number of shares which may be issued under the 2021 PGIP is set at 3.5% of the issued ordinary share capital of the Company from time to time.

Performance level	Threshold	Target	Maximum
Dec-2024 Revenue Target (£m) [1]	425	465	500
Estimated Revenue CAGR Jul-21 to Dec-24 (CAGR) [2]	~10%	~13%	~16%

Participant Group	Shares Awarded[3]
CEO	476,170	1,020,365	1,360,486
CFO	238,085	510,182	680,243
ELT & senior talent (allocation pool) (Total ~80 participants)	1,507,872	3,231,155	4,308,206

Total shares awarded	2,222,127	4,761,701	6,348,935
Equivalent % of issued share capital	0.98%	2.10%	2.80%

[1]

Performance against revenue targets will be calculated on a Constant Exchange Rate (CER) basis, set on 1 July 2021 with reference to the Reported Rates used for the base year (12 months to 30 June 2021).

[2]	Estimated Revenue Compound Annual Growth Rate (CAGR) required to achieve performance level, assuming starting base of £300m reported revenue is achieved for period 1 July 2020 to 30 June 2021.
[3]	Based on Abcam’s total issued share capital as at 28 May 2021 (being the last practicable business day prior to the publication of this circular) of 226,747,719.

Cap

Awards will be subject to a cap at vesting, under which no award will vest at a value that exceeds the cap calculated as a multiple of three times the average closing share price over the 30 dealing days leading up to the date of the General Meeting multiplied by the number of shares under the award. For example, if the average closing share price over the 30 dealing days leading up to the date of the General Meeting is £14.16, the cap will be calculated by multiplying £42.48 (being three times £14.16) by the number of Shares under the award. Shares vesting under the award will be scaled back so that the value at vesting does not exceed the overall monetary cap.

Dilution

The table below shows the dilutive impact of the plan at Target and Maximum performance levels.

Plan type	Existing dilution - % share capital	Dilutive impact of plan		Dilution including plan
		On-target	Max	On-target	Max
Discretionary	1.2%	2.1%	2.8%	3.3%	4.0%
All plans	3.6%	2.1%	2.8%	5.7%	6.4%

[1]

On-target out-turn represents 2.1% of the total issued share capital as at 28 May 2021 (being the last practicable business day prior to the publication of this circular) of 226,747,719 with potential to deliver an additional 0.7% of total issued share capital as at the date of this circular for overachievement versus plan targets. At Maximum, the total dilutive impact would be 2.8% bringing dilution to 4.0% and 6.4% under discretionary and all plans, respectively.

[2]	We have taken guidance from our auditors PWC and intend to treat the 2021 PGIP as an adjusting item in our financial statements, as is practiced by other listed companies.

2021 PGIP vesting schedule and holding periods

The 2021 PGIP performance period will run for three and a half years from 1 July 2021 to 31 December 2024, reflecting Abcam’s change of financial year and the 2024 Strategy.

Awards would vest at the end of the performance period, subject to the achievement of the revenue growth performance condition and satisfaction of the ROCE underpin.

There will be a phased holding period for Executive Directors, ensuring that they retain a proportion of equity awarded under the plan until at least five years from the grant date. This holding period permits the Executive Directors to sell the released shares in four equal tranches over an 18 month holding period following vesting (25% released immediately, and 25% every six months thereafter).

Participants would be entitled to sell such number of shares as is sufficient to satisfy any tax and social security obligations post-vesting.

Further key terms of the 2021 PGIP

A summary of the key terms of the 2021 PGIP, including the malus and claw back provisions, leaver and change of control provisions, is set out in Appendix 2.

Benchmarking Data

Whilst recognising that pay benchmarking is only one of several important considerations, to assist in its development of proposals the Remuneration Committee reviewed both UK and US benchmarking data provided by Willis Towers Watson, a specialist remuneration consultant. The benchmarking review provided competitive market data for each element of remuneration, as well as information regarding incentive plan designs and pay practices for executives in similar positions among a peer group of companies in both the UK, reflecting the Company’s country of incorporation and primary listing, and the US, where the majority of the Company’s closest peers reside.

Deloitte LLP, as appointed advisors to the Remuneration Committee, provided advice on documentation of the 2021 Remuneration Policy, the 2021 PGIP rules, shareholder communication and other governance matters.

Other reward elements

Annual Bonus Plan (ABP)

The overall annual bonus plan framework will continue to operate with a mix of financial, strategic, and personal metrics, with an unchanged maximum opportunity of 150% of salary, 30% of which will be deferred into shares. For the first time this year, a dedicated portion of the personal metric is tied to the achievement of key performance indicators linked to Abcam’s diversity and inclusion ambition. We plan to continue to use the ABP in a similar way and will look to align objectives across our ESG agenda.

All other elements of the reward arrangements would remain broadly unchanged across salary and benefits. Under the 2021 Remuneration Policy, pension contributions for executive directors will be aligned with the workforce rate in the relevant local jurisdiction, in line with best practice.

COVID-19 and contingencies

In light of the current COVID-19 related restrictions and Government guidance, given the Company’s overriding need to ensure the health and safety of our shareholders and employees, shareholders are encouraged to vote in advance by appointing the chairman of the General Meeting as proxy rather than seeking to attend in person. We would like to thank all shareholders for their co-operation and understanding in these challenging times.

Any shareholder attendance will be subject to the maximum number as is compatible with both safety constraints and Government guidelines. Shareholders who still wish to attend the General Meeting in person, should this be possible, are asked to register their intention as soon as practicable by email to company.secretary@abcam.com to enable us to ensure the venue remains Covid-19 secure and the relevant risk assessments can be performed. Shareholders should note that, in the interests of minimising unnecessary travel and exposure to possible COVID transmission, not all members of the Board are expected to attend the General Meeting in person.

We will continue to monitor developments closely and if circumstances change, for example in person attendance is not possible, we will communicate such change through public announcement and publication on our website.

We encourage all shareholders to appoint the chairman of the General Meeting as their proxy to exercise their right to vote at the General Meeting in accordance with their instructions. This will ensure that their vote will be counted if ultimately they (or any other proxy they might otherwise appoint) are not able to attend the meeting.

Shareholder questions

If you would like to ask a question of the Board relating to the business of the General Meeting, we invite you to send it by email to company.secretary@abcam.com. We will endeavour to respond to all questions asked via email after the General Meeting. Answers to common questions asked will also be published on the Company’s website.

Voting at the General Meeting

Full explanatory notes to all the resolutions to be proposed at the General Meeting are contained on pages 12 to 15.

Voting on resolutions will be by way of a poll, based on the proxy instructions received. Further details on voting are set out on pages 14 to 15 of this document. All shareholders are encouraged to vote by proxy in accordance with the instructions set out on pages 14 to 15 of this document. A Form of Proxy is enclosed with this document.

You are asked to complete and sign it in accordance with the instructions printed thereon and return it to the Company’s registrar by no later than 2.00 pm on Tuesday 29 June 2021.

We encourage all shareholders to appoint the chairman of the General Meeting as their proxy to exercise their right to vote at the General Meeting in accordance with their instructions. This will ensure that their vote will be counted if ultimately they (or any other proxy they might otherwise appoint) are not able to attend the meeting.

The results of the General Meeting will be made available on the Company’s website.

Recommendation

Your Board believes that the resolutions contained in the Notice of Meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends that you vote in favour of each of the resolutions to be proposed at the General Meeting, as your Directors intend to do in respect of their own beneficial shareholdings in the Company.

Yours sincerely

Peter Allen Chairman 2 June2021